SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Cactus, Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

127203107
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127203107
(1)	Names of Reporting Persons CADENT ENERGY PARTNERS II, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0 shares
(6) Shared Voting Power 0 shares
(7) Sole Dispositive Power 0 shares
(8) Shared Dispositive Power 0 shares
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0%(1)
(12)	Type of Reporting Person (See Instructions) PN

(1) See Item 4 below. This constitutes an exit filing for the Reporting Person.

CUSIP No. 127203107
(1)	Names of Reporting Persons CADENT ENERGY PARTNERS II GP, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0 shares
(6) Shared Voting Power 0 shares
(7) Sole Dispositive Power 0 shares
(8) Shared Dispositive Power 0 shares
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0%(1)
(12)	Type of Reporting Person (See Instructions) PN

(1) See Item 4 below. This constitutes an exit filing for the Reporting Person.

CUSIP No. 127203107
(1)	Names of Reporting Persons CEP II-GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0 shares
(6) Shared Voting Power 0 shares
(7) Sole Dispositive Power 0 shares
(8) Shared Dispositive Power 0 shares
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0%(1)
(12)	Type of Reporting Person (See Instructions) OO

(1) See Item 4 below. This constitutes an exit filing for the Reporting Person.

CUSIP No. 127203107
(1)	Names of Reporting Persons CADENT MANAGEMENT SERVICES, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0 shares
(6) Shared Voting Power 0 shares
(7) Sole Dispositive Power 0 shares
(8) Shared Dispositive Power 0 shares
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0%(1)
(12)	Type of Reporting Person (See Instructions) OO

(1) See Item 4 below. This constitutes an exit filing for the Reporting Person.

CUSIP No. 127203107
(1)	Names of Reporting Persons CADENT ENERGY PARTNERS, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0 shares
(6) Shared Voting Power 0 shares
(7) Sole Dispositive Power 0 shares
(8) Shared Dispositive Power 0 shares
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0%(1)
(12)	Type of Reporting Person (See Instructions) OO

(1) See Item 4 below. This constitutes an exit filing for the Reporting Person.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed on February 13, 2019, as subsequently amended on February 13, 2020 and February 16, 2021 by the Reporting Persons. This Amendment is being filed to report that the Reporting Persons have ceased to be the beneficial owner of more than five percent of the outstanding shares of Class A common stock of Cactus, Inc. (the “Issuer”). This Amendment constitutes an exit filing for the Reporting Persons.

Item 1(a). Name of Issuer: Cactus, Inc., a Delaware corporation.
Item 1(b). Address of Issuer’s Principal Executive Offices: 920 Memorial City Way, Suite 300, Houston, Texas 77024.
Item 2(a). Name of Person Filing: This statement is jointly filed by Cadent Energy Partners II, L.P., a Delaware limited partnership (“Cadent”), Cadent Energy Partners GP, L.P., a Delaware limited partnership and the general partner of Cadent (“Cadent GP”), CEP II-GP, LLC, a Delaware limited liability company and the general partner of Cadent GP (“Cadent GP LLC”) Cadent Management Services, LLC, a Delaware limited liability company (“Cadent Management”), and Cadent Energy Partners, LLC, a Delaware limited liability company (“Cadent Energy Partners”), the sole member of Cadent Management and Cadent GP LLC (collectively, the “Reporting Persons”).
Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office address of each of the Reporting Persons is 800 Westchester Avenue, Rye Brook, NY 10573.
Item 2(c). Citizenship: Each of Cadent, Cadent GP, Cadent GP LLC, Cadent Management and Cadent Energy Partners is organized under the laws of the state of Delaware.
Item 2(d). Title of Class of Securities: Class A common stock of the Issuer.
Item 2(e). CUSIP Number: 127203107
Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________
Item 4. Ownership.
The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
As of December 31, 2021, the Reporting Persons did not beneficially own any of the Issuer’s Class A Common Stock. Accordingly, this Schedule 13G/A constitutes an exit filing for the Reporting Persons.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable
Item 8. Identification and Classification of Members of the Group.
Cadent Energy Partners II, L.P.
Cadent Energy Partners II GP, L.P.
CEP II-GP, LLC
Cadent Management Services, LLC
Cadent Energy Partners, LLC

Item 9. Notice of Dissolution of Group.
Not applicable
Item 10. Certifications.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 7, 2022

Cadent Energy Partners II, L.P.
By:	Cadent Energy Partners II GP, L.P., its general partner
By:	CEP II-GP, LLC, its general partner
By:	/s/ Paul McDermott
Name:	Paul McDermott
Title:	Manager

Cadent Energy Partners II GP, L.P.
By:	CEP II-GP, LLC, its general partner
By:	/s/ Paul McDermott
Name:	Paul McDermott
Title:	Manager

Cadent Management Services, LLC
By:	/s/ Paul McDermott
Name:	Paul McDermott
Title:	Manager

Cadent Energy Partners, LLC
By:	/s/ Paul McDermott
Name:	Paul McDermott
Title:	Manager

EXHIBIT INDEX

Exhibit No.	Description

99.1
Joint Filing Agreement, by and among the Reporting Persons, dated February 13, 2020, incorporated by reference to Exhibit 99.1 to the Schedule 13G/A filed by the Reporting Persons on February 13, 2020.